Exhibit 21.1

List of Subsidiaries

Siyata North America Inc.	100% owned by Siyata PTT
Clear RF Nevada Inc.	100% owned by Siyata North America Inc.
Clear RF LLC	100% owned by Clear Nevada Inc.
Siyata Mobile Canada Inc.	100% owned by Siyata PTT
Siyata Mobile Israel Limited	100% owned by Siyata Mobile Canada Inc.